FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 09, 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc (LSE and NYSE: SIG)            Embargoed until 12.30 p.m. (BST)
Annual results for the 52 weeks ended 2 February 2008              9 April 2008

                        Signet Reports Year End Results

                                          Reported     Constant exchange rate
                                                                      52 weeks
                                                          comparative basis(1)

- Group like for like sales              down   0.7%
- Group total sales: $3,665.3m             up   3.0%            up   3.2%
- Group profit before tax: $333.5m       down  16.8%          down   17.4%
- Basic earnings per share: 12.6 cents   down  18.2%          down   18.7%
- Annual dividend per share: 7.277cents(2) up   1.6%

(1) See note 11 for reconciliation. (2) 2006/07 interim dividend paid in pounds sterling, see note 8 for translation assumption.

Divisional Highlights

- US:- Kay strengthened its No.1 speciality brand position with sales of
       $1,489.6m, c.40% greater than No.2 middle market speciality brand
     - Jared sales up 13.8% to $756.4m, national network TV advertising commenced
     - Net space growth of 10%

- UK:- c.50% of sales from customer oriented store format
     - H.Samuel benefited from more effective marketing
     - Ernest Jones successfully tested enhanced store design

Terry Burman, Group Chief Executive, commented: "2007/08 was a very demanding year for the Group, with a particularly difficult fourth quarter. While the US business saw an unprecedented weakening in sales over Christmas, and faced the impact of commodity cost increases, it continued to be a leader in setting industry operating standards. In a tough UK retail marketplace, like for like sales were ahead and operating margins, cash flow and return on capital remained strong.

In consideration of the uncertain economic environment, actions have been identified to drive sales, protect gross margin, and tightly control costs. The
Group's demanding investment hurdle rate continues to be applied, and as a result US net store space growth is expected to be lower at about 5% in 2008/09.

Since the start of 2008/09, the Group has experienced a low single digit decline in like for like sales, with the US down about 4%, having had some benefit from better weather over Valentine's Day. Early results have been encouraging from the price increases implemented after Valentine's Day in the US. UK like for like sales were up mid single digits. However, the outlook remains very challenging on both sides of the Atlantic.

As previously announced, the Board has undertaken a review of the most appropriate domicile and stock market listing for the Company. Following consultation with major investors, the Board believes that shareholders would, on balance, approve a move of the primary listing of Signet to the US.
Accordingly the Board continues to take steps that would facilitate such a change. However, in light of market conditions, the determination and timing of any such proposal remains uncertain and will continue to be kept under review by the Board."

Enquiries: Terry Burman, Group Chief Executive            +44 (0) 20 7317 9700
           Walker Boyd, Group Finance Director            +44 (0) 20 7317 9700

           Jonathan Glass, Brunswick                      +44 (0) 20 7404 5959
           Wendel Verbeek, Brunswick                      +44 (0) 20 7404 5959

Signet operated 1,962 speciality retail jewellery stores at 2 February 2008;
these included 1,399 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The Galleria Of Jewelry", and under a number of regional names. At that date Signet operated 563 stores in the UK, where the Group trades as "H.Samuel",
"Ernest Jones", and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com,
www.hsamuel.co.uk and www.ernestjones.co.uk.

Chairman's Statement

Group performance

The Group continued to make progress in implementing its proven growth strategy despite the difficult economic environment. While the Group saw a decline in profits, it still achieved a superior operating performance for the jewellery sector including a healthy operating margin and Return on Capital Employed
("ROCE"). Key financial results of the year included:

   - Sales up by 3.0% to $3,665.3 million;
   - Profit before tax down by 16.8% to $333.5 million;
   - Basic earnings per share down by 18.2% to 12.6 cents, and
   - ROCE of 16.8%.

The Board is pleased to recommend a final dividend of 6.317 cents per share
(2006/07: 6.317 cents) for the year ended 2 February 2008. This represents a total dividend for the year of 7.277 cents, up by 1.6% (see note 8). During the year the Group made share repurchases of $29.0 million, completing the programme announced in July 2006. In total, $152.9 million was distributed to shareholders during 2007/08. Given the substantial increase in economic and financial sector uncertainties, the Board will continue to evaluate dividend policy in the light of the needs of the business taking into consideration the significant competitive advantages of a strong balance sheet and financial flexibility.
Account will also be taken of the primary stock market listing of the Company.

Group strategy

The Group aims to build long term value through focusing on the customer by providing a superior merchandise selection in high quality real estate locations. Effective advertising draws consumers into our stores, where they are provided with outstanding service. The operating philosophies that help the
Group achieve these aims are:

   - excellence in execution;
   - test before we invest;
   - continuous improvement; and
   - disciplined investment.

The Group's strategy to deliver shareholder value is to:

   - continue to achieve sector leading performance standards on both sides of the Atlantic;
   - increase store productivity in the US and the UK;
   - grow new store space in the US; and
   - maintain a strong balance sheet.

While progress was made in most of these areas, store productivity in the US declined in 2007/08 as a result of the sales performance in the fourth quarter.
A more detailed consideration of these strategies is provided in the Chief
Executive's, US and UK performance reviews.

Group domicile and primary listing

As set out in the trading statement dated 10 January 2008, the Board has undertaken a review of the most appropriate domicile and stock market listing for the Company. This review has confirmed that there is a clear rationale for the primary listing of the Group to be in the US as a significant and growing majority of its business and assets are in that country. From consultation with the Company's major investors, the Board believes that Signet's shareholders would, on balance, support a recommendation from the Board regarding a potential redomicile of the Company to Bermuda and a move of the primary listing of
Signet's shares to the US. Accordingly the Board continues to take steps that would facilitate such a change. However, in light of market conditions, the determination and timing of any such proposal remains uncertain and will continue to be kept under review by the Board.

Corporate responsibility

During the year further progress was made in developing industry wide initiatives to achieve improvements in the supply chain, and with regard to social, ethical and environmental issues. In keeping with the Group's approach of working with other industry representatives to maintain and improve consumer confidence in our industry we worked with organisations such as the Council for
Responsible Jewellery Practices ("CRJP"), the World Diamond Council, Jewelers of
America and Jewelers Vigilance Committee to develop programmes to improve the supply chain. Major accomplishments include:

  - implementation of a requirement that jewellery supplied to the Group should not contain rubies or jade from Burma. Jewelers of America also introduced the same requirement and advocated that the US government ban such imports;
  - the development of a Code of Practices by the CRJP which includes future third party monitoring. It is anticipated that during 2008/09 the Code will be introduced; and
  - a better understanding of the Group's impact on the environment and on identifying ways in which it can improve its performance.

Signet remains a member of the FTSE4Good Index and also contributed in the US, to the industry charity, Jewelers for Children, St. Judes Children's Research
Hospital and in the UK, to the Princess Royal Trust for Carers.

Current trading

Since the start of 2008/09, the Group has experienced a low single digit decline in like for like sales, with the US down about 4%, having had some benefit from better weather over Valentine's Day. Early results have been encouraging from the price increases in the US implemented after Valentine's Day. UK like for like sales were up mid single digits. However, the outlook remains very challenging on both sides of the Atlantic.

People

I would like to thank our staff and management for their hard work and dedication in a year when the external environment has placed increased pressures on the business. I would also like to thank Brook Land, who retires as a director at the 2008 annual general meeting, for his significant contribution.
He has served on the Board for nearly 13 years, including six as senior independent director. Following his retirement Russell Walls will assume this role.

In addition, I would like to welcome Lesley Knox, who was appointed as a non-executive director in January 2008. I am confident that her broad experience of business and corporate finance will enable her to make a valuable contribution to the Group.

Chief Executive's Review

                                                        Change at
                                                         constant     Like for
                                                         exchange         like
                                                       rates on a       change
                       2007/08    2006/07       Change    52 week      on a 52
                      52 weeks   53 weeks     reported    basis(1)  week basis
                            $m         $m            %           %           %

Sales                  3,665.3    3,559.2          3.0         3.2        (0.7)

Operating profit         351.3      416.2        (15.6)      (15.9)

Profit before tax        333.5      400.8        (16.8)      (17.4)

Basic earnings per share  12.6c      15.4c       (18.2)      (18.7)

Operating margin           9.6%      11.7%

ROCE                      16.8%      22.8%

(1)  See note 11 for reconciliation of impact of exchange rates and adjustment for 53rd week in 2006/07.

2007/08 was a very demanding year for the Group, with a particularly difficult fourth quarter. Although execution within the business continued to improve, the economic environment deteriorated. The speed and extent of the change in trading conditions during the fourth quarter was unprecedented. As a result there was very limited time to align the business to reflect the change in market conditions and therefore the impact on results could not be meaningfully mitigated.

In the year to 2 February 2008 total sales rose by 3.2% at constant exchange rates on a 52 week basis (see note 11); the reported increase was 3.0% to
$3,665.3 million (2006/07: $3,559.2 million). Like for like sales declined by
0.7%, the first annual decrease since 1992/93. The average exchange rate for
2007/08 was GBP1/$2.00 (2006/07: GBP1/$1.88).

Operating profit fell by 15.9% at constant exchange rates on a 52 week basis
(see note 11); the reported decrease was 15.6% to $351.3 million (2006/07:
$416.2 million). Operating margin was 9.6% (2006/07: 11.7%). Profit before tax was down by 17.4% at constant exchange rates on a 52 week basis (see note 11)
and by 16.8% on a reported basis to $333.5 million (2006/07: $400.8 million).
The tax rate was 35.5% (2006/07: 33.6%). Basic earnings per share were 12.6 cents (2006/07: 15.4 cents, the 53rd week contributing 0.1 cents in 2006/07).
ROCE was 16.8% (2006/07: 22.8%).

Net debt at 2 February 2008 was $374.6 million (3 February 2007: $233.2 million). Gearing (net debt to total equity) was 20.7% (3 February 2007: 13.4%).
Given that nearly all stores are leased, a further important measure of gearing is fixed charge cover, which was 1.8 times in 2007/08 (2006/07: 2.0 times). The increase in net debt before exchange adjustments was $143.6 million (2006/07:
$86.4 million), reflecting the lower level of profitability, investment in new store space of $178.9 million (2006/07: $176.7 million) and distribution to shareholders of $152.9 million (2006/07: $172.1 million).

It is critical to build the long term competitive position of the business while managing short term pressure on profitability and the balance sheet during challenging economic periods. A very thorough review of the businesses on both sides of the Atlantic has been carried out following the difficult 2007
Christmas period. In consideration of the uncertain economic environment a more cautious approach to the execution of the Group's growth strategy has been adopted. Reflecting this, management focus is more on implementation and responding rapidly to changes in the marketplace, with less attention on developing longer term operational initiatives. As part of this process, actions have been identified to drive sales, protect gross margin, control costs tightly and, where appropriate, to realign the Group's cost base and inventory levels to the changed market conditions.

The Board firmly believes that a strong balance sheet, and financial flexibility, are competitive advantages. Therefore it has carefully considered the appropriate working capital levels, investment required to maintain the quality of the Group's assets and rate of space growth, as well as its distribution policy to shareholders. A strong balance sheet enables the Group to continue to invest in the business throughout the economic cycle enhancing further its strong competitive position within the marketplace.

Investment to reinforce the Group's strategic advantages remain in place, such as the expansion of Kay and Jared, the development of the rough diamond supply chain initiative, as well as the Ernest Jones refurbishment programme. Demanding investment hurdle rates continue to be applied, and as a result US net store space growth is expected to be about 5% in 2008/09 and 2009/10, which is below the 8% to 10% per annum long term target range. However, an increased level of
UK store refurbishment in 2008/09 is expected to result in a broadly unchanged level of Group capital expenditure, of approximately $140 million. The anticipated reduction in working capital investment, lower tax payments and the absence of share repurchases are expected to result in a significant reduction in cash outflow during 2008/09.

US performance review (74% of Group sales)

                                                                     Like for like
                                                        Change on    a change on a
                      2007/08     2006/07      Change     52 week          52 week
                     52 weeks    53 weeks    reported    basis(1)            basis
                           $m          $m           %           %                %

Sales(2)              2,705.7     2,652.1         2.0         4.1          (1.7)

Operating profit        262.2       326.7       (19.7)      (19.6)

Operating margin(2)       9.7%       12.3%

ROCE                     14.9%       21.5%

(1)  See note 11 for reconciliation of impact of 53rd week in 2006/07.

(2)  See Group financial review for tables analysing total sales growth and movement in operating margin.

In a much more demanding trading environment the consistency of the US division's management, strategy and execution, as well as the Group's strong balance sheet were significant competitive advantages. While the US business saw an unprecedented weakening in sales in the fourth quarter and faced the impact of commodity cost increases, it continued to be a leader in setting industry operating standards. A further increase in net new space of 10% was achieved, at the top end of the target range.

Like for like sales growth slowed in the first nine months of 2007/08 to 2.7%, with the gift giving events of Valentine's Day and Mother's Day being disappointing. The very important fourth quarter was particularly difficult with like for like sales declining by 8.6%, resulting in a full year decline of 1.7%.
Total sales increased by 4.1% on a 52 week basis (see note 11) and by 2.0% as reported. Operating profit was down by 19.6% on a 52 week basis (see note 11)
and by 19.7% as reported, to $262.2 million (2006/07: $326.7 million). The operating margin of 9.7% (2006/07: 12.3%; 12.5% on a 52 week basis) reflected expense deleverage of 190 basis points as a result of the decline in like for like sales, and the adverse impacts of additional new space (60 basis points)
and change in gross margin (30 basis points). The movement in gross margin percentage was due to the significantly higher cost of gold and a greater proportion of sales from Jared, partly offset by supply chain initiatives and some limited price increases. The bad debt charge of 3.4% of total sales (2006/
07: 2.8%), was at the high end of the range of the last ten years, but was largely offset by higher income associated with the receivables due to a lower monthly collection rate. The proportion of sales through the in-house credit card was 52.6% (2006/07: 51.7%).

ROCE was 14.9% (2006/07: 21.5%), reflecting the lower operating profit and investment in a 10% increase in space. The proportion of stores under six years old continued to increase and was 38% in 2007/08 compared to 32% in 2006/07. The higher proportion of immature stores constrains ROCE in the short term, but increases operating profit and drives future growth.

The division continued to implement its proven strategy and the performance of the business against these criteria is set out below:

Strategy: To achieve sector leading performance standards

In 2007/08 the division increased total sales by 4.1% (52 week basis, see note
11), and, despite the comparative weakness of the middle mass market, performed broadly in line with the total US jewellery market which grew by 4.0% to $64.7 billion in calendar 2007 (2006: $62.2 billion; source: US Department of
Commerce). The Group's share of the speciality jewellery market remained at
8.8%. In 1997/98, the division accounted for 4.8% of speciality jewellery sales and 7.0% in 2002/03.

Over the five year period ended on 2 February 2008 the division's operating margin averaged 12.0% and Earnings Before Interest and Tax ("EBIT") / Year End
Total Assets ratio was 14.9%. Jewelers of America reported that the typical speciality retail jeweller was achieving an average operating margin of 5.4% and a 7.7% EBIT / Year End Total Assets ratio over the five years to
31 December 2006, being the last year for which figures have been published.
While 2007/08 was difficult, over the last five years the Group's total sales have increased by 56.4% and operating profit by 25.8%.

Strategy: To improve store productivity

The key driver of the division's comparatively high operating margins and return on assets is store productivity, which is well above that of the industry as a whole. While the Group's strategy is to increase store productivity, there was a decline in 2007/08, reflecting the fall in like for like sales and an increase in the proportion of immature stores under six years old. Over the last five years the sales per store for Kay and Jared have increased to $1.71 million from
$1.53 million and to $5.34 million from $4.57 million respectively. The regional brands achieved sales per store of $1.34 million in 2007/08 with the difference in performance between Kay and the regional brands continuing to reflect the benefit of national television advertising.

Strategy: To grow new store space

The Group has strict criteria for investment which have been consistently applied. Over the last five years net new store space of 10% per annum has required a total investment of some $700 million in fixed and working capital.
Appraisal reviews show that, in aggregate, investment returns continue to exceed the Group's targeted 20% internal rate of return over five years. In 2007/08, net new store space grew by 10% (2006/07: 11%). Over 80% of the growth was outside traditional malls in 2007/08 and at 2 February 2008 about 40% of store space was off-mall. The table below sets out the store numbers, net new openings and the potential number of stores by chain and format:

                                 Net                       Expected
Store       3 February      openings     2 February    net openings    Long term
numbers           2007       2007/08           2008         2008/09    Potential
________________________________________________________________________________
Kay
 Mall              772            17           789                6         850+
 Off-mall           52            40            92               19         500+
 Outlet              5             5            10                8      50-100
 Metropolitan        3           nil             3              nil        c.30
________________________________________________________________________________
                   832            62           894               33       1,430+
Regionals          341            10           351              (14)      c.700
Jared              135            19           154               17       c.300
________________________________________________________________________________
Total            1,308            91         1,399               36       2,430+
________________________________________________________________________________

Real estate investment

In 2007/08, fixed capital investment was $111.1 million (2006/07: $101.1 million), including some $60.1 million (2006/07: $57.3 million) related to new store space. In 2008/09, revisions to sales projections reflecting the challenging trading conditions, will result in fewer opportunities that meet the
Group's investment criteria. Therefore, in 2008/09, space growth is expected to be about 5%, net of about 30 store closures (2007/08: 17). Over the longer term the US division continues to have the potential to almost double its size. This can be achieved through organic expansion within the existing formats for Kay and Jared. For the regional brands to achieve this potential would require one or more acquisitions, and such activity is not expected to occur imminently.
Recent and planned investment in the store portfolio, both fixed and working capital, is set out below:

                                  Planned
                                  2008/09    2007/08    2006/07   2005/06
                                       $m         $m         $m        $m
_________________________________________________________________________

Total new stores

       Fixed capital investment        45         60         57        45
       Working capital investment      90        119        119        96
_________________________________________________________________________
Total investment                      135        179        176       141
Other store fixed capital
investment                             24         28         30        28
_________________________________________________________________________

Total store investment                159        207        206       169
_________________________________________________________________________

Fixed capital expenditure in 2008/09 is planned to decrease to about $90 million, including circa $45 million related to new stores. The investment in working capital, that is inventory and receivables, associated with gross space growth amounted to some $119 million in 2007/08 and is expected to be significantly lower at about $90 million in 2008/09. 62 stores were refurbished or relocated (2006/07: 59), with some 51 planned for 2008/09.

Operating initiatives in 2008/09

In the current challenging environment the US business has taken action to control costs tightly. Store staff hours and advertising expenditure have been realigned, where possible, to reflect current sales expectations. Staff training and development continues to be a priority, as does investment to enhance in-store procedures to improve customer service and productivity. Staffing levels elsewhere have been frozen, despite the growth in store numbers, and a range of other costs have been cut.

Consumers' financial positions continue to deteriorate which may lead to a further increase in the bad debt charge, although this is expected to be somewhat offset by increased income from the credit portfolio. Consequently credit authorisation criteria continue to be reviewed and outstanding balances are very closely monitored with prompt action being taken in response to changes in performance. In addition, further investment in collection systems is taking place.

The development of exclusive ranges, such as the Leo Diamond, the Peerless
Diamond and the Hearts Desire collection and the expansion of the Le Vian selection, continue to help differentiate the division in the marketplace and to increase average transaction value. The 2007/08 year end inventory was above plan by about $20 million due to the difficult fourth quarter and future purchases are being strictly controlled. Actions to realign inventory to current sales levels have been taken and it is anticipated that this will be achieved by
June 2008.

In 2006/07 and 2007/08 substantial increases in gold and platinum costs had an impact on the entire US jewellery sector, and were largely not passed on to consumers. After careful consideration and planning it was decided to increase prices covering a broad merchandise range, including both basic and fashion products, following Valentine's Day 2008. The Group's pricing strategy is to be competitive over the long term; however the price changes have resulted in a departure from this position in the short term, although an increasing number of speciality jewellers are also increasing prices. While the impact of the price increases will only be fully apparent in the second quarter of 2008/09, the early results are encouraging.

Advertising expenditure as a percentage of sales is being realigned to nearer historic levels, in addition the cadence of promotional activity is being increased and made more responsive to market conditions. The Kay website will be further developed and an e-commerce facility on the Jared website is planned to be introduced in the second half of 2008/09.

UK performance review (26% of Group sales)

                                                        Change at        Like
                                                         constant    for like
                                                         exchange      change
                                                       rates on a        on a
                     2007/08     2006/07       Change     52 week     52 week
                    52 weeks    53 weeks     reported     basis(1)      basis
                          $m          $m            %           %           %

Sales: H.Samuel       513.4       490.3           4.7        (0.1)        1.3
       Ernest Jones   438.8       409.1           7.3         2.3         2.9
       Other            7.4         7.7          (3.9)       (7.5)
                    _____________________

Total(2)              959.6       907.1           5.8         0.9         2.0
                    _____________________

Operating profit      105.1       103.4           1.6        (1.3)
Operating margin(2)    11.0%       11.4%
ROCE                   29.9%       32.7%

(1)  See note 11 for reconciliation of impact of exchange rates and adjustment for 53rd week in 2006/07.

(2)  See Group financial review for tables analysing total sales growth and movement in operating margin.

In a tough UK retail marketplace like for like sales were ahead of last year and operating margins, cash flow and ROCE remained strong. The business achieved further improvements in the key areas of execution, particularly customer service.

Like for like sales growth was 2.0%, an encouraging performance in an increasingly challenging marketplace. Growth in the first nine months of 2007/08 was stronger than last year at 4.7%, but became more difficult in the fourth quarter with like for like sales declining by 1.7%. Total sales increased by
0.9% at constant exchange rates on a 52 week basis (see note 11) and by 5.8% on a reported basis to $959.6 million (2006/07: $907.1 million).

Operating profit was little changed at constant exchange rates on a 52 week basis (see note 11); the reported increase was 1.6% to $105.1 million (2006/07:
$103.4 million). Operating margin was down 40 basis points on the prior year reflecting expense leverage of 40 basis points from the small increase in like for like sales combined with tight control of costs, an adverse movement in g ross margin percentage of 60 basis points and the benefit to 2006/07 of the 53rd week (adverse 20 basis points). The movement in gross margin was primarily caused by changes in mix due to the strong performance of the watch category, some impact from commodity costs and an increased proportion of sales from
Ernest Jones. ROCE was 29.9% (2006/07: 32.7%), primarily reflecting the impact of the 53rd week in 2006/07 and a slight increase in capital employed.

Further progress was made in implementing the division's successful strategy and its performance against those criteria are set out below:

Strategy: To achieve sector leading performance standards

The total UK jewellery market was unchanged at GBP4.5 billion in calendar 2007 including VAT (source: Office of National Statistics); and the division's market share was similar to last year at 12.1%. In 2007/08, the division's operating margin was 11.0% and its EBIT / Year End Total Assets ratio was 21.2%. In the year to 31 March 2007, the last year for which figures are available, the next five largest speciality retail jewellers had an average operating margin of 5.7%
and a 6.4% EBIT / Year End Total Assets ratio.

Strategy: To improve store productivity

Store productivity increased in both H.Samuel and Ernest Jones in 2007/08 to
GBP0.72 million from GBP0.70 million and to GBP1.11 million from GBP1.08 million respectively. This reflected divisional like for like sales growth of 2.0% and, in H.Samuel, a continuing reduction of the store base to focus on stores in larger centres that provide an opportunity to achieve a greater ROCE. With average selling space of about 870 square feet per store, Ernest Jones achieved the highest sales density of any Signet brand.

Real estate and investment

During 2007/08, 27 stores were refurbished or relocated. At the year end, 282 locations, mostly H.Samuel, traded in the customer oriented format, accounting for some 50% of the UK division's sales. At 2 February 2008, there were 359
H.Samuel and 204 Ernest Jones branches (3 February 2007: 375 and 206 respectively).
                                                2007/08     2006/07     2005/06
________________________________________________________________________________
H.Samuel stores
Openings                                            1           -           3
Closures                                         (17)        (11)        (15)
Year end                                          359         375         386
________________________________________________________________________________

Ernest Jones stores
Openings                                            -           1           5
Closures                                          (2)         (2)         (2)
Year end                                          204         206         207
________________________________________________________________________________

Total stores at year end                          563         581         593
________________________________________________________________________________

The level of store capital expenditure during 2007/08 was GBP9 million (2006/07:
GBP8 million) reflecting the phasing of the refurbishment cycle. In 2008/09 it is planned to roll out up to 49 sites, including new locations, in the enhanced
Ernest Jones store design, which produced very encouraging results when tested in the second half of 2007/08. In addition, up to a further 25 H.Samuel locations are expected to begin trading in the more customer oriented format by
Christmas 2008. As a result store capital expenditure is expected to increase to some GBP25 million in 2008/09. Recent and planned investment in the portfolio is set out below:

                                     Planned
                                     2008/09    2007/08    2006/07    2005/06
________________________________________________________________________________
Store refurbishments and               69          27         28         78
relocations
New H.Samuel stores                     2          1          -          3
New Ernest Jones stores                 3          -          1          5
Store fixed capital investment      GBP25m      GBP9m      GBP8m      GBP22m
________________________________________________________________________________

Operating initiatives for 2008/09

In the current uncertain environment, the UK business will continue to manage costs, inventory and gross margin very closely. While the impact of commodity cost increases has been less than in the US due to the weakness of the dollar, price increases have been implemented. The successful initiative to drive footfall by taking advantage of the scale of the business, while maintaining gross margin, through key volume lines will continue to be developed. The diamond selection, particularly in exclusive and value ranges, is being enhanced. Mixed metal ranges are being expanded and new merchandise is being tested more efficiently. In the watch category, relationships with the leading agencies continue to be a priority.

Additional initiatives continue to be introduced to raise customer service standards even further, including extension of the customer satisfaction index to all sites and enhancements to training materials on product knowledge and selling skills. New store communication and executional tools are being tested.

Advertising expenditure will be adjusted to reflect the return on investment being achieved. The "H.Samuel helps you say it better" and "Only at Ernest
Jones" marketing propositions are planned to be developed further and the
e-commerce websites for both brands are expected to be improved.

Group financial review

Dollar reporting

Following the approval of shareholders and the High Court, the redenomination of the Company's share capital became effective on 5 February 2007. The Company's functional currency is now US dollars and the Group reports in US dollars.

Sales growth, operating margin and ROCE

The components of the 3.0% increase in Group total sales in 2007/08 are analysed in the table below:

Components of sales growth                               US      UK     Group
                                                          %       %       %
______________________________________________________________________________
Like for like sales on a 52 week basis                  (1.7)    2.0    (0.7)
Change in net store space                                5.8    (1.1)    3.9
Exchange translation                                      -      6.5     1.7
______________________________________________________________________________
Total sales growth on a 52 week basis                    4.1     7.4     4.9
Impact of 53rd week in 2006/07                          (2.1)   (1.6)   (1.9)
______________________________________________________________________________
Total sales growth as reported                           2.0     5.8     3.0
______________________________________________________________________________

Group operating margin (operating profit to sales ratio) was 9.6% in 2007/08
(2006/07: 11.7%), the factors causing this movement are analysed below:

Components of operating margin movement                  US       UK     Group
                                                         %        %        %
______________________________________________________________________________

2006/07 operating margin                                12.3     11.4     11.7
Impact of 53rd week in 2006/07                           0.2     (0.2)     0.1
______________________________________________________________________________

2006/07 operating margin on 52 week basis               12.5     11.2     11.8
Gross margin                                            (0.3)    (0.6)    (0.4)
Expense leverage                                        (1.9)     0.4     (1.4)
New store space                                         (0.6)       -     (0.4)
______________________________________________________________________________
2007/08 operating margin                                 9.7     11.0      9.6
______________________________________________________________________________

ROCE was 16.8% (2006/07: 22.8%). Capital employed is based on the average of the monthly balance sheets and at 2 February 2008 included US net receivables, nearly all of which are in-house credit card debtors, amounting to $840.2 million (3 February 2007: $778.9 million).

Group and financing costs

Group central costs amounted to $16.0 million (2006/07: $13.9 million), reflecting the impact of exchange translation movements and higher professional fees. Net financing costs amounted to $17.8 million (2006/07: $15.4 million), t he increase being primarily due to the share buy back programme commenced in
2006/07 and completed in the first quarter of 2007/08.

Taxation

The charge of $118.3 million (2006/07: $134.8 million) represents an effective tax rate of 35.5% (2006/07: 33.6%). The rate was lower than indicated in the third quarter due to the change in mix of profit between the US and UK businesses and a more favourable resolution of certain prior year tax positions.
It is anticipated that, subject to the outcome of various uncertain tax positions, the Group's effective tax rate in 2008/09 will be at a similar level to the reported rate in 2007/08.

Profit for the financial period

Profit for the 52 weeks ended 2 February 2007 was $215.2 million (53 weeks to 3
February 2007: $266.0 million).

Purchase of own shares

During 2007/08 the Group completed a share buy back programme with 12.2 million shares (2006/07: 30.3 million) purchased for $29.0 million (2006/07: $63.4 million).

Liquidity and capital resources

Operating cash flow before working capital movements was $465.7 million (2006/
07: $519.9 million). Total investment in new space, both fixed and working capital, during the year was $178.9 million (2006/07: $176.7 million). The total investment in working capital was $171.0 million (2006/07: $173.5 million), of which $118.8 million (2006/07: $119.4 million) related to net new space. While inventory levels were generally tightly controlled, there was an increase of
$96.8 million (2006/07: $118.1 million) primarily reflecting space growth in the
US. The majority of the increase in receivables of $60.7 million (2006/07:
$101.5 million) was due to space growth and a fall in monthly collection rate.
There was a decrease in payables of $13.5 million (2006/07: increase $46.1 million) as the Group took advantage of discounts from suppliers for early payment.

Cash generated from operations amounted to $294.7 million (2006/07: $346.4 million). Interest of $29.8 million (2006/07: $31.4 million) and tax of $128.5 million (2006/07: $130.1 million) were paid. Net cash flows from operating activities were $136.4 million (2006/07: $184.9 million).

Group capital expenditure was $140.4 million (2006/07: $124.4 million). The level of capital expenditure was some 1.2 times (2006/07: 1.3 times) the depreciation and amortisation charge of $114.1 million (2006/07: $98.4 million).

Equity dividends of $123.9 million (2006/07: $108.7 million) were paid in the year and the net movement in shares outstanding was an outflow of $23.0 million
(2006/07: outflow $55.7 million) reflecting the completion of the share buy back programme commenced in 2006/07.

There was an increase in net debt before exchange rate adjustments of $143.6 million (2006/07: $86.4 million). Net debt at 2 February 2008 was $374.6 million
(3 February 2007: $233.2 million) and gearing was 20.7% (3 February 2007:
13.4%).

It is anticipated that in 2008/09 there will be a further increase in the level of working capital as a result of planned net US store openings and the expansion of the rough diamond sourcing initiative, however this is expected to be significantly less than in 2007/08. Capital expenditure is forecast to be at a similar level to 2007/08 as lower expenditure in the US is balanced by an increase in the UK. Tax payments will be less reflecting the level of profits reported in 2007/08. In total, a cash outflow of between $40 million and $80 million is anticipated in 2008/09 before exchange adjustments and changes in equity and subject to general economic uncertainties.

Pensions

The Group has one defined benefit plan (the "Group Scheme") for UK-based staff, which was closed to new members in 2004. All other pension arrangements consist of defined contribution plans. The IAS 19 present value of obligations of the
Group Scheme decreased last year by $4.2 million to $253.7 million and the market value of the Group Scheme's assets fell by $13.5 million to $248.1 million; as a result the balance sheet at 2 February 2008 reflected a net pension liability of $4.0 million (3 February 2007: net pension asset of $2.5 million). The cash contribution to the fund in 2007/08 was $7.2 million (2006/
07: $6.8 million) and the Group expects to contribute a similar amount in 2007/
08.

Summary of fourth quarter results (unaudited)

                                  13 weeks         14 weeks          13 weeks
                                      ended            ended        comparable
                                 2 February       3 February   period like for
                                       2008             2007       like change
                                         $m               $m                 %
Sales
      UK                              384.2            397.6              (1.7)
      US                            1,000.6          1,077.6              (8.6)
                             __________________________________________________
                                    1,384.8          1,475.2              (6.7)
                             __________________________________________________
Operating profit

      UK - Trading                  105.5             111.6
         - Group central costs        (3.0)             (3.6)
                             ________________________________
                                     102.5             108.0

      US                             124.4             182.5
                             ________________________________
Total operating profit               226.9             290.5
Net financing costs                   (4.9)             (3.3)
                             ________________________________
Profit before tax                    222.0             287.2
Taxation                             (77.6)            (94.4)
                             ________________________________
Profit for the period                144.4             192.8
                             ________________________________

EPS - basic                            8.4c             11.2c
   - diluted                           8.4c             11.1c

The Board of Directors approved this statement of annual results on 9 April
2008.

Investor relations programme details

There will be an analysts' presentation and conference call today at 2.00 p.m.
BST (9.00 a.m. EDT and 6.00 a.m. Pacific Time) and a simultaneous audio and video webcast at www.signetgroupplc.com. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

European dial-in:      +44 (0) 20 7806 1963
US dial-in:            +1 718 354 1391

European 48hr. replay: +44 (0) 20 7806 1970           Access code: 9456483#
US 48hr. replay:       +1 718 354 1112                Access code: 9456483#

First quarter sales

First quarter sales figures are expected to be announced on 8 May 2008.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These
statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words
"expects," "intends," "anticipates," "estimates," "may," "forecast,"
"objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2006/07 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2007 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNET GROUP plc

Consolidated income statement
for the 52 weeks ended 2 February 2008

                                  52 weeks             53 weeks
                                     ended                ended
                                2 February           3 February
                                     2008             2007 (1)          Notes
________________________________________________________________________________
                                        $m                   $m
________________________________________________________________________________

Sales                              3,665.3              3,559.2           2,11
Cost of sales                    (3,264.8)            (3,092.4)
________________________________________________________________________________
Gross profit                         400.5                466.8
Administrative expenses            (158.0)              (142.1)
Other operating income               108.8                 91.5              3
________________________________________________________________________________
Operating profit                     351.3                416.2           2,11
Finance income                        11.0                 18.8              4
Finance expense                     (28.8)               (34.2)              4
________________________________________________________________________________
Profit before tax                   333.5                 400.8             11
Taxation                           (118.3)              (134.8)              5
________________________________________________________________________________
Profit for the financial
period                               215.2                266.0             11
________________________________________________________________________________
Earnings per share - basic           12.6c                15.4c           7,11
                   - diluted         12.6c                15.3c              7
________________________________________________________________________________
Earnings per   ADS - basic           126.3c               154.0c             7
                   - diluted         126.1c               153.4c             7
________________________________________________________________________________

(1) Comparative period figures have been restated following a change in presentational currency from UK pounds to US dollars with effect from
    5 February 2007.

    All of the above relate to continuing activities attributable to equity holders of the Company.

Consolidated balance sheet
as at 2 February 2008

________________________________________________________________________________
                                               2 February  3 February
                                                     2008    2007 (1)    Notes
________________________________________________________________________________
                                                         $m          $m
________________________________________________________________________________
Assets:
Non-current assets
Intangible assets                                      52.6        46.3
Property, plant and equipment                         502.4       484.8
Other receivables                                      34.8        29.2
Retirement benefit asset                                  -         3.7
Deferred tax assets                                    19.7        29.0
________________________________________________________________________________
                                                      609.5       593.0
________________________________________________________________________________
Current assets
Inventories                                         1,445.5     1,350.6
Trade and other receivables                           927.5       869.1
Cash and cash equivalents                              41.7       152.3
________________________________________________________________________________
                                                    2,414.7     2,372.0
________________________________________________________________________________

Total assets                                        3,024.2     2,965.0
________________________________________________________________________________

Liabilities:
Current liabilities
Borrowings due in less than one year                  (36.3)       (5.5)
Trade and other payables                             (357.5)     (392.4)
Deferred income                                      (125.3)     (122.7)
Current tax                                           (79.5)     (101.7)
________________________________________________________________________________
                                                     (598.6)     (622.3)
________________________________________________________________________________

Non-current liabilities
Borrowings due in more than one year                 (380.0)     (380.0)
Other payables                                        (85.3)      (74.7)
Deferred income                                      (139.0)     (132.0)
Provisions                                             (9.6)      (10.0)
Retirement benefit obligation                          (5.6)          -
________________________________________________________________________________
                                                     (619.5)     (596.7)
________________________________________________________________________________

Total liabilities                                  (1,218.1)   (1,219.0)
________________________________________________________________________________

Net assets                                          1,806.1     1,746.0
________________________________________________________________________________

Equity:
Capital and reserves attributable to equity
holders of the Company
Share capital                                         15.4        14.0
Share premium                                        140.2       134.7       9
Other reserves                                       235.2       235.1       9
Retained earnings                                  1,415.3     1,362.2       9
________________________________________________________________________________

Total equity                                       1,806.1     1,746.0
________________________________________________________________________________

(1) Comparative period figures have been restated following a change in presentational currency from UK pounds to US dollars with effect from
    5 February 2007.

Consolidated cash flow statement
for the 52 weeks ended 2 February 2008
                                                       52 weeks    53 weeks
                                                          ended       ended
                                                    2  February  3 February
                                                           2008    2007 (1)
________________________________________________________________________________
                                                             $m          $m
________________________________________________________________________________

Cash flows from operating activities:
Profit before tax                                         333.5       400.8
Adjustments for:
Finance income                                            (11.0)      (18.8)
Finance expense                                            28.8        34.2
Depreciation of property, plant and equipment             109.4        96.0
Amortisation of intangible assets                           4.7         2.4
Share-based payment expense                                 0.4         6.7
Other non-cash movements                                   (1.5)       (2.2)
Loss on disposal of property, plant and equipment           1.4         0.8
________________________________________________________________________________
Operating cash flows before movements in
working capital                                           465.7       519.9
Increase in inventories                                   (96.8)     (118.1)
Increase in receivables                                  (60.7)     (101.5)
(Decrease)/increase in payables                           (13.5)       46.1
________________________________________________________________________________
Cash generated from operations                            294.7       346.4
Interest paid                                             (29.8)      (31.4)
Taxation paid                                            (128.5)     (130.1)
________________________________________________________________________________

Net cash flows from operating activities                  136.4       184.9
________________________________________________________________________________

Investing activities:
Interest received                                           6.3        16.9
Purchase of property, plant and equipment                (129.1)     (116.9)
Purchase of intangible assets                             (11.3)       (7.5)
Proceeds from sale of property, plant and equipment         1.0         0.6
________________________________________________________________________________

Net cash flows from investing activities                 (133.1)     (106.9)
________________________________________________________________________________

Financing activities:
Dividends paid                                           (123.9)     (108.7)
Proceeds from issue of shares                               6.0         7.7
Purchase of own shares                                   (29.0)      (63.4)
Increase in short-term borrowings                          31.1         7.0
Repayment of long-term borrowings                            -      (251.0)
Receipt of long-term borrowings                               -       380.0
________________________________________________________________________________
Net cash flows from financing activities                 (115.8)      (28.4)
________________________________________________________________________________

Cash and cash equivalents at beginning of period          152.3        92.9
(Decrease)/increase in cash and cash equivalents         (112.5)       49.6
Exchange adjustments                                        1.9         9.8
________________________________________________________________________________
Cash and cash equivalents at end of period                 41.7       152.3
________________________________________________________________________________

Reconciliation of net cash flow to movement in net debt

Net debt at beginning of period                          (233.2)     (174.5)
(Decrease)/increase in cash and cash equivalents         (112.5)       49.6
Increase in borrowings                                    (31.1)     (136.0)
Exchange adjustments                                        2.2        27.7
________________________________________________________________________________

Net debt at end of period                                (374.6)     (233.2)
________________________________________________________________________________

Net debt represents cash and cash equivalents and borrowings.

(1) Comparative period figures have been restated following a change in presentational currency from UK pounds to US dollars with effect from 5 February
2007.

Consolidated statement of recognised income and expense
for the 52 weeks ended 2 February 2008

                                                          52 weeks     53 weeks
                                                            ended        ended
                                                        2 February   3 February
                                                             2008      2007(1)
________________________________________________________________________________
                                                              $m           $m
________________________________________________________________________________
Exchange differences on translation of foreign operations    (0.1)         57.3
Effective portion of fair value movements on cash
flow hedges                                                  14.1           1.7
Transfer to initial carrying value of inventory from
cash flow hedges                                            (10.2)          1.5
Actuarial (loss)/gain on retirement benefit obligation      (15.0)         30.5
Deferred tax on items recognised in equity                    3.7         (10.3)
________________________________________________________________________________
Net (expense)/income recognised directly in equity           (7.5)         80.7
Profit for the financial period                             215.2         266.0
________________________________________________________________________________
Total recognised income & expense attributable to
equity holders of the Company                               207.7         346.7
________________________________________________________________________________

(1) Comparative period figures have been restated following a change in presentational currency from UK pounds to US dollars with effect from
    5 February 2007.

Notes to the financial results

for the 52 weeks ended 2 February 2008

1. Basis of preparation

This financial information has been prepared in accordance with International
Financial Reporting Standards as adopted by the European Union ("IFRS"). This financial information has been prepared on the basis of the accounting policies set out in the Annual Report & Accounts for the 53 weeks ended 3 February 2007 which are available on the Group's website www.signetgroupplc.com.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with IFRS, this announcement does not itself contain sufficient information to comply with IFRS.

These results are presented in US dollars following a change in the Group's presentational currency from UK pounds to US dollars with effect from 5 February
2007. In addition, on 5 February 2007 the Company redenominated its share capital into US dollars and will maintain distributable reserves and declare dividends in US dollars. Financial information for prior periods has been restated from UK pounds to the new presentational currency, US dollars, in accordance with IAS 21.

2. Segmental information

                                                              2008        2007
________________________________________________________________________________
                                                                 $m          $m
________________________________________________________________________________
Sales by origin and destination
UK, Channel Islands & Republic of Ireland                       959.6     907.1
US                                                            2,705.7   2,652.1
________________________________________________________________________________
                                                              3,665.3   3,559.2
________________________________________________________________________________

Operating profit
UK, Channel Islands & Republic of Ireland
- Trading                                                       105.1     103.4
- Group function                                               (16.0)    (13.9)
________________________________________________________________________________
                                                                 89.1      89.5
US                                                              262.2     326.7
________________________________________________________________________________
                                                                351.3     416.2
________________________________________________________________________________

The Group's results derive from one business segment - the retailing of jewellery, watches and associated services. The Group is managed as two geographical operating segments: the US and UK divisions. Both divisions are managed by executive committees, which report through the Group Chief Executive to the Group Board. Each divisional executive committee is responsible for operating decisions within guidelines set by the Group Board.

3.  Other operating income

Other operating income comprises interest receivable from the US in-house credit programme of $108.4 million (2007: $93.3 million) and foreign exchange gains of
$0.4 million (2007: $1.8 million losses).

4.  Finance income and expense

                                                         2008      2007
________________________________________________________________________________
                                                                   $m        $m
________________________________________________________________________________

Interest income                                                   6.2      16.7
Defined benefit pension scheme - expected return
                                 on scheme assets                18.3      14.7
                               - interest on pension
                                 liabilities                    (13.5)    (12.6)
________________________________________________________________________________
Finance income                                                   11.0      18.8
Finance expense                                                 (28.8)    (34.2)
________________________________________________________________________________

Net finance charge                                              (17.8)    (15.4)
________________________________________________________________________________

Notes to the financial results

for the 52 weeks ended 2 February 2008

5. Taxation

                                                              2008      2007
________________________________________________________________________________
                                                                $m        $m
________________________________________________________________________________
Current taxation - UK                                         42.0      30.7
- US                                                          67.5     105.8
Deferred taxation - UK                                        (2.2)     (2.8)
- US                                                          11.0       1.1
________________________________________________________________________________
                                                             118.3     134.8
________________________________________________________________________________

6. Translation differences

The exchange rates used for the translation of UK pound transactions and balances in these accounts are as follows:

                                                              2008      2007
________________________________________________________________________________
Income statement (average rate)                               2.00      1.88
Balance sheet (period end rate)                               1.97      1.97
________________________________________________________________________________

7. Earnings per share

                                                              2008      2007
________________________________________________________________________________

Earnings attributable to shareholders ($m)                   215.2     266.0
________________________________________________________________________________

Basic weighted average number of shares in issue           1,703.8   1,727.6
(million)
Dilutive effect of share options (million)                     3.3       6.8
________________________________________________________________________________
Diluted weighted average number of shares in issue
(million)                                                  1,707.1   1,734.4
________________________________________________________________________________
Earnings per share - basic                                    12.6c     15.4c
                   - diluted                                  12.6c     15.3c
________________________________________________________________________________
Earnings per ADS - basic                                     126.3c    154.0c
                 - diluted                                   126.1c    153.4c
________________________________________________________________________________

The number of ordinary shares in issue at 2 February 2008 was 1,705,560,466 (3
February 2007: 1,713,553,809).

8. Dividends

                                                              2008      2007
________________________________________________________________________________
                                                                $m        $m
________________________________________________________________________________

Final dividend paid of 6.317c per share (2007: 2.8875p)      107.6      94.2
Interim dividend paid of 0.96c per share (2007: 0.4434p)      16.3      14.5
________________________________________________________________________________
                                                             123.9     108.7
________________________________________________________________________________

During 2007/08, a dividend of 6.317 cents per share was paid on 6 July 2007 in respect of the final dividend declared for the 53 week period ended 3 February
2007. An interim dividend of 0.96 cents for the 52 week period ended 2 February
2008 was also paid on 9 November 2007. The 2006/07 interim dividend was translated at the exchange rate on 3 November 2006.

Subject to shareholder approval, a proposed final dividend of 6.317 cents per share will be paid on 3 July 2008 to those shareholders on the register of members at close of business on 23 May 2008. This financial information does not reflect this proposed dividend, which will be treated as an appropriation of retained earnings in the 52 week period ending 31 January 2009. For shareholders who wish to receive the proposed final dividend in pounds sterling, the actual amount will be calculated using the exchange rate as derived from Reuters at
4.00 p.m. on the record date of 23 May 2008.

Under US tax legislation the rate of US federal income tax on dividends received by individual US shareholders from qualified foreign corporations are subject to
US federal income tax at a reduced rate of 15%. Dividends paid by the Group to individual US holders of shares or ADSs should qualify for this preferential dividend treatment. This US tax legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected. Individual US holders of shares and ADSs are urged to consult their tax advisers regarding the application of this US tax legislation to their particular circumstances.

Notes to the financial results
for the 52 weeks ended 2 February 2008

9. Share premium and reserves

                                    Other reserves                         Retained earnings
                              _____________________  _________________________________________
                                                     Purchase
                         Share    Capital  Special     of own Hedging Translation   Retained   Total
                       premium repemption reserves     shares reserve     reserve  reserve(1)
______________________________________________________________________________________________________
                            $m         $m       $m      $m         $m          $m     $m          $m
______________________________________________________________________________________________________
At 28 January 2006       124.8          -    234.8     (15.4)     2.8      (47.2)  1,241.5   1,541.3
Recognised income and
expense:
- profit for the             -          -        -          -       -           -    266.0     266.0
  financial period
- cash flow hedges (net)     -          -        -          -     2.3           -        -       2.3
- translation differences    -          -        -          -       -        57.3        -      57.3
- actuarial gain (net)       -          -        -          -       -           -     21.1      21.1
Dividends                    -          -        -          -       -           -   (108.7)   (108.7)
Equity-settled
transactions (net)           -          -        -          -       -           -      8.1       8.1
Share options
exercised                  8.6          -        -        2.1       -           -     (3.0)      7.7
Purchase of own shares       -        0.3        -          -       -           -    (63.4)    (63.1)
Shares issued to ESOTs     1.3          -        -          -       -           -     (1.3)        -
______________________________________________________________________________________________________
At 3 February 2007       134.7        0.3    234.8     (13.3)     5.1        10.1  1,360.3   1,732.0

Exchange arising on
redenomination of
share capital            (1.4)          -        -          -       -           -        -     (1.4)
______________________________________________________________________________________________________
                         133.3        0.3    234.8     (13.3)     5.1        10.1  1,360.3   1,730.6
Recognised income and
expense:
 - profit for the
   financial period          -          -        -          -       -           -    215.2     215.2
 - cash flow hedges (net)    -          -        -          -     3.1           -        -       3.1
 - translation
   differences               -          -        -          -       -       (0.1)        -     (0.1)
- actuarial loss (net)       -          -        -          -       -           -   (10.5)    (10.5)
Dividends                    -          -        -          -       -           -  (123.9)   (123.9)
Equity-settled
transactions (net)           -          -        -          -       -           -    (0.3)     (0.3)
Share options exercised    6.5          -        -        2.5       -           -    (3.5)       5.5
Purchase of own shares       -        0.1        -          -       -           -   (29.0)    (28.9)
Shares issued to ESOTs     0.4          -        -          -       -           -    (0.4)         -
______________________________________________________________________________________________________
At 2 February 2008       140.2        0.4    234.8     (10.8)     8.2        10.0  1,407.9   1,790.7
______________________________________________________________________________________________________

(1)  The retained reserve includes the unrealised surplus arising from revaluing freehold and long leasehold properties of $8.5 million
     (3 February 2007: $8.5 million).

10. Accounts

The financial information set out above does not constitute the Company's statutory accounts for the 52 weeks ended 2 February 2008 or the 53 weeks ended
3 February 2007, but is derived from those accounts. Statutory accounts for the
53 weeks ended 3 February 2007 have been delivered to the Registrar of
Companies, whereas those for the 52 weeks ended 2 February 2008 will be delivered following the Company's annual general meeting. The auditors have reported under Section 235 of the Companies Act 1985 on those accounts for each of those periods; their reports were unqualified and did not contain a statement under Section 237 (2) or (3) of that Act.

Notes to the financial results
for the 52 weeks ended 2 February 2008

11. Impact of constant exchange rates and 53rd week

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales, operating profit, profit before tax, profit for the financial period and earnings per share at constant exchange rates and the impact of the 53rd week in 2006/07, including a reconciliation to the Group's GAAP results, is analysed below.

                   2007/08 2006/07   Growth  Impact    2006/07    2007/08   Impact    2006/07    2007/08
                                         at of 53rd                             of
                                     actual    week on 52 week    52 week exchange on 52 week    52 week
                                   exchange           basis at  growth at     rate   basis at  growth at
                                      rates             actual     actual movement   constant   constant
                                                      exchange   exchange            exchange   exchange
                                                         rates      rates               rates      rates
                                                    (non-GAAP) (non-GAAP)          (non-GAAP) (non-GAAP)
________________________________________________________________________________________________________
                        $m      $m        %      $m         $m          %       $m         $m          %
________________________________________________________________________________________________________

Sales by origin
and destination:
UK                   959.6   907.1      5.8  (13.2)      893.9        7.4     57.0      950.9        0.9
US                 2,705.7 2,652.1      2.0  (52.2)    2,599.9        4.1        -    2,599.9        4.1
________________________________________________________________________________________________________
                   3,665.3 3,559.2      3.0  (65.4)    3,493.8        4.9     57.0    3,550.8        3.2
________________________________________________________________________________________________________

Operating profit:
UK - Trading         105.1   103.4      1.6   (3.3)      100.1        5.0      6.4      106.5      (1.3)
- Group function    (16.0)  (13.9)      n/a       -     (13.9)        n/a    (0.9)     (14.8)        n/a
________________________________________________________________________________________________________
                      89.1    89.5    (0.4)   (3.3)       86.2        3.4      5.5       91.7      (2.8)
US                   262.2   326.7   (19.7)   (0.5)      326.2     (19.6)        -      326.2     (19.6)
________________________________________________________________________________________________________
                     351.3   416.2   (15.6)   (3.8)      412.4     (14.8)      5.5      417.9     (15.9)
________________________________________________________________________________________________________

Profit before tax    333.5   400.8   (16.8)   (3.2)      397.6     (16.1)      6.1      403.7     (17.4)
________________________________________________________________________________________________________

Profit for the
financial period     215.2   266.0   (19.1)   (2.1)      263.9     (18.4)      4.3      268.2     (19.7)
________________________________________________________________________________________________________
Earnings per share   12.6c   15.4c   (18.2)  (0.1)c      15.3c     (17.5)     0.2c      15.5c     (18.7)
________________________________________________________________________________________________________

Notes to the financial results

for the 52 weeks ended 2 February 2008

12.   Reconciliation of IFRS to US GAAP

Effect on profit for the financial period of differences between IFRS and US
GAAP
                                                          52 weeks    53 weeks
                                                             ended       ended
                                                        2 February  3 February
                                                           2008        2007

________________________________________________________________________________
                                                                $m          $m
________________________________________________________________________________

Profit for the financial period in accordance with IFRS      215.2       266.0
________________________________________________________________________________

Sale and leaseback transactions                                1.5         1.5
Pensions                                                      (2.8)       (4.5)
Share-based payment                                            3.8        (4.5)
Depreciation of revalued properties                            0.2           -
Taxation on reconciling items                                  1.9         0.2
________________________________________________________________________________
US GAAP adjustments before change in accounting
principle                                                      4.6        (7.3)
Cumulative effect of change in accounting principle              -        (6.0)
________________________________________________________________________________
Profit attributable to equity holders of the Company
in accordance with US GAAP                                   219.8       252.7
________________________________________________________________________________
Earnings per share in accordance with US GAAP - basic        12.9c       14.6c
                                              - diluted      12.8c       14.3c
Weighted average number of shares outstanding
(million) - basic                                          1,703.8     1,727.6
          - diluted                                        1,721.4     1,765.1
________________________________________________________________________________

Effect on funds attributable to equity holders of the Company of differences between IFRS and US GAAP
                                                              2008        2007

________________________________________________________________________________
                                                                $m          $m
________________________________________________________________________________

Funds attributable to equity holders of the Company in
accordance with IFRS                                       1,806.1     1,746.0

Goodwill in respect of acquisitions (gross)                  876.1       876.1
Accumulated goodwill amortisation                           (350.7)     (350.7)
Sale and leaseback transactions                              (10.7)      (12.2)
Pensions                                                        -           -
Depreciation of properties                                    (4.7)       (4.9)
Revaluation of properties                                     (8.5)       (8.5)
Share-based payment                                           (1.5)      (21.3)
Derivatives                                                    8.1           -
Taxation on reconciling items                                  7.0         3.4
________________________________________________________________________________

US GAAP adjustments                                          515.1       481.9
________________________________________________________________________________

Funds attributable to equity holders of the Company in
accordance with US GAAP                                    2,321.2     2,227.9
________________________________________________________________________________

Reconciliation of funds attributable to equity holders of the
Company in accordance with US GAAP

Funds attributable to equity holders of the Company at
beginning of period                                         2,227.9     2,062.9
Adoption of SFAS 123(R)                                          -        (5.3)
________________________________________________________________________________

                                                            2,227.9     2,057.6
Retained profit attributable to equity holders of the
Company                                                       219.8       252.7
(Purchase)/issue of shares (net)                              (23.5)      (55.7)
Increase in additional paid-in capital                         18.5         2.3
Dividends paid                                               (123.9)     (108.7)
Other comprehensive income                                      2.6        39.3
Translation differences                                       (0.2)        71.9
________________________________________________________________________________
                                                            2,321.2     2,259.4
Adoption of SFAS 158                                              -       (31.5)
________________________________________________________________________________

Funds attributable to equity holders of the Company at
end of period                                               2,321.2     2,227.9
________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:  April 09, 2008